September 8, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes
Ms. Dorrie Yale
Ms. Mary Beth Breslin

Re:	Adaptimmune Therapeutics plc Registration Statement on Form S-3 File No. 333-212713 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Adaptimmune Therapeutics plc (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 9:00 a.m. Eastern time on September 12, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David S. Bakst of Mayer Brown LLP at (212) 506-2551 if you have any questions.

[Signature page follows]

Adaptimmune Therapeutics plc, 101 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom

T: +44 (0)1235 430000   www.adaptimmune.com   Registered in England no: 09338148

Very truly yours,

Adaptimmune Therapeutics plc

By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary